      CUSIP NO. 382410843                                                                   Page 1 of 12

                                                 UNITED STATES

                                       SECURITIES AND EXCHANGE COMMISSION

                                             Washington, D.C. 20549

                                                SCHEDULE 13D/A

                                    Under the Securities Exchange Act of 1934

                                              (Amendment No. 15)*

                                         GOODRICH PETROLEUM CORPORATION

                                                (Name of Issuer)

                                     Common Stock, par value $0.01 per share

                                         (Title of Class of Securities)

                                                   382410843

                                                (CUSIP Number)

                                                 Lori A. Weber

                                              Assistant Secretary

                                            Franklin Resources, Inc.

                                            300 Southeast 2nd Street

                                          Fort Lauderdale, FL, US 33301

                                                 800‑632‑2350

                            (Name, Address and Telephone Number of Person Authorized to

                                       Receive Notices and Communications)

                                               December 23, 2021

                              (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d‑1I, 240.13d‑1(f) or

      240.13d‑1(g), check the following box.[  ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule,

      including all exhibits. See §240.13d‑7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes hereto).

      CUSIP NO. 382410843                                                                   Page 2 of 12

1.       NAMES OF REPORTING PERSONS.

             Franklin Resources, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2I[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.0%

      14.    TYPE OF REPORTING PERSON

             HC, CO (See Item 5)

      CUSIP NO. 382410843                                                                   Page 3 of 12

1.       NAMES OF REPORTING PERSONS.

             Charles B. Johnson

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2I[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.0%

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

      CUSIP NO. 382410843                                                                   Page 4 of 12

1.       NAMES OF REPORTING PERSONS.

             Rupert H. Johnson, Jr.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2I[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.0%

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

      CUSIP NO. 382410843                                                                   Page 5 of 12

1.       NAMES OF REPORTING PERSONS.

             Franklin Advisers, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO, WC

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2I[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             California

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             0

      8.     SHARED VOTING POWER

             0

      9.     SOLE DISPOSITIVE POWER

            0

      10.    SHARED DISPOSITIVE POWER

             0

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.0%

      14.    TYPE OF REPORTING PERSON

             IA,CO (See Item 5)

      CUSIP NO. 382410843                                                                   Page 6 of 12

This Amendment No. 15 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on October 24, 2016, as previously amended on January 10, 2017, March 3, 2017, June 2, 2017, September 28, 2017, November 16, 2017, January 5, 2018, February 15, 2018, February 23, 2018, March 23, 2018, January 25, 2019, June 13, 2019, March 17, 2021, November 30, 2021 and on December 27, 2021 which relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of GOODRICH PETROLEUM CORPORATION, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 801 Louisiana St., Suite 700, Houston, Texas, 77002.

Except as provided herein, this Amendment No. 15 to Schedule 13D does not modify any of the information previously reported on such Schedule 13D, including any amendment thereto.  The information herein is provided and is correct as of December 30, 2021.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in such Schedule 13D as originally filed.

      Item 4.   Purpose of Transaction

The following paragraph is added to Item 4:

The Reporting Persons tendered all of their Shares in the Tender Offer by Paloma VI Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Paloma Partners VI Holdings, LLC, for any and all of the issued and outstanding Shares of Goodrich Petroleum Corporation, a Delaware corporation, at a price of US $23.00 per Share in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2021, and in the related Letter of Transmittal (the “Tender Offer”). The Tender Offer expired at 12:00 A.M. midnight, New York City time, on December 23, 2021.

      Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a-b)Franklin Advisers, Inc. (“FAV”) is a wholly-owned subsidiary of Franklin Resources, Inc. ("FRI"). FAV may be deemed to beneficially own the Securities for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), in its capacity as the investment adviser to the certain investment funds (the “Funds”) pursuant to investment management contracts that grant investment and/or voting power to FAV. When an investment management contract (including a sub-advisory agreement) delegates to FAV investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats FAV as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, FAV, as an investment management subsidiary, reports on Schedule 13D that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement.

      Beneficial ownership by FRI, FAV and their affiliates is being reported in conformity with the guidelines       articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by each of FRI’s affiliates whose ownership of securities is disaggregated from that of FRI in accordance with the 1998 Release

(“FRI Disaggregated Affiliates”) are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries of FRI other than FRI Disaggregated Affiliates are

collectively, “FRI Aggregated Affiliates”). Furthermore, internal policies and       procedures of, on the one hand, FRI Disaggregated Affiliates, and, on the other hand, FRI establish informational barriers that prevent the flow among, on the one hand, FRI

Disaggregated Affiliates (including preventing the flow between such entities), and, on the other hand, the FRI Aggregated Affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FRI Disaggregated Affiliates report the securities over which they hold investment and voting power separately from the FRI Aggregated Affiliates for purposes of Section 13 of the Act.

CUSIP NO. 382410843                                                              Page 7 of 12

Charles B. Johnson and Rupert H. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of FRI’s outstanding common stock and are the principal stockholders of FRI.  FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d‑3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI’s subsidiaries provide investment management services.  The number of shares that may be deemed to be beneficially owned and the percentage of the class of which such shares are a part are reported in Items 11 and 13 of the cover pages for FRI and each of the Principal Shareholders.  Items 11 and 13 of the cover pages for FAV, FRI and each of the Principal Shareholders are incorporated herein by reference.  FRI, the Principal Shareholders and FAV disclaim any pecuniary interest in any of the Securities.  In addition, the filing of the Schedule 13D on behalf of the Principal Shareholders, FRI and FAV should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

FRI, the Principal Shareholders and FAV believe that they are not a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FAV provides investment management services

The number of Shares as to which each reporting person on this Schedule 13D has:

(i)Sole power to vote or to direct the vote of the Shares:

      Franklin Resources, Inc.:                                                              0

      Charles B. Johnson:                                                                    0

      Rupert H. Johnson, Jr.:                                                                0

      Franklin Advisers, Inc.:                                                               0

(ii)  Shared power to vote or to direct the vote of the Shares:                              0

(iii) Sole power to dispose or to direct the disposition of the Shares:

      Franklin Resources, Inc.:                                                              0

      Charles B. Johnson:                                                                    0

      Rupert H. Johnson, Jr.:                                                                0

      Franklin Advisers, Inc.                                                                0

(iv)  Shared power to dispose or to direct the disposition of the Shares:                    0

      (c)    On December 23, 2021, FAV tendered 3,581,913 Shares in the Tender Offer for a price of $23.00 per Share.

      (d)

             Not Applicable

      (e)     On December 23, 2021, the Reporting Persons ceased to be beneficial owners of more than 5% of the Shares.

CUSIP NO.  382410843                                                                        Page 8 of 12

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 of this Amendment No. 13 is incorporated herein.

      Item 7.  Material to Be Filed as Exhibits

      Exhibit A:  Principal Executive Officers and Directors of FRI

      Exhibit B:   Limited Powers of Attorney for Section 13 Reporting Obligations

      Exhibit C:  Exchange Agreement incorporated by reference from Exhibit E to that certain Amendment No. 1 to Schedule 13D filed by Anchorage on March 11, 2021

      Exhibit D:  Registration Rights Agreement incorporated by reference from Exhibit F to that certain Amendment No. 1 to Schedule 13D filed by Anchorage on March 11, 2021

      Exhibit E:  Tender and Support Agreement incorporated by reference from Exhibit 10.3 to that certain Form 8-K filed by the Issuer on November 23, 2021

                                             Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Dated: January 3, 2022

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

By:   /s/LORI A. WEBER

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

     Lori A. Weber

     Assistant Secretary of Franklin Resources, Inc.

     Attorney‑in‑Fact for Charles B. Johnson

     Attorney‑in‑Fact for Rupert H. Johnson, Jr.

CUSIP NO.  382410843                                                                        Page 9 of 12

                           EXHIBIT A

     PRINCIPAL EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS OF REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the

United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Gregory E. Johnson	Executive Chairman and Chairman of the Board, and a Director, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr	Vice Chairman, a Director and a Principal Stockholder, FRI Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Jennifer M. Johnson	President, Chief Executive Officer and Director, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Matthew Nicholls	Executive Vice President and Chief Financial Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Executive Vice President and General Counsel, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Jed A. Plafker	Executive Vice President, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Alok Sethi	Executive Vice President, Technology and Operations, FRI Citizen of India	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Adam B. Spector	Executive Vice President, Global Advisory Services, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Gwen L. Shaneyfelt	Chief Accounting Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mariann Byerwalter	Director, FRI; Chairman Emeritus of the Board, SRI International; Chairman, JDN Corporate Advisory, LLC	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Alexander S. Friedman	Director, FRI; Co-Founder and Chief Executive Officer, Novata Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John Y. Kim	Director, FRI; Founder and Managing Partner, Brewer Lane Ventures LLC; Director/Trustee, Eversource Energy	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Anthony J. Noto	Director, FRI; Chief Executive Officer and Director, SoFi Technologies, Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John W. Thiel	Director FRI; Partner and Senior Advisor, MyNextSeason	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Seth H. Waugh	Director, FRI; Chief Executive Officer, The PGA of America; Non-Executive Chairman, Alex Brown, a division of Raymond James; Director, Yext, Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Geoffrey Y. Yang	Director, FRI; Managing Director and Founding Partner, Redpoint Ventures; Director, AT&T Inc. and Liberty Media Acquisition Corporation	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

CUSIP NO.       382410843                                                                   Page 10 of 12

	Principal Occupation	Residence or Business Address
Charles B. Johnson	Principal Stockholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Edward D. Perks	President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Lindsay Oshita	Chief Financial Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Chief Legal Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Breda M. Beckerle	Chief Compliance Officer, FAV	Franklin Resources, Inc. 280 Park Avenue New York, NY 10017
Michael P. McCarthy	Executive Vice President and Chief Investment Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Roger A. Bayston	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Desai, Sonal	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Stephen H. Dover	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Michael J. Hasenstab	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Adam Petryk	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Wylie A. Tollette	Executive Vice President, FAV	Franklin Resources, Inc. 3344 Quality Drive Rancho Cordova, CA 95670
William Y. Yun	Executive Vice President, FAV	Franklin Resources, Inc. 280 Park Avenue New York, NY 10017

     FRI:     Franklin Resources, Inc.

              One Franklin Parkway

              San Mateo, CA 94403‑1906

     FRI is primarily engaged, through various subsidiaries, in providing investment management to the open-end investment companies in the Franklin Group of Funds and the Templeton Family of Funds and to domestic and international managed and institutional accounts.  FRI’s principal line of business is providing investment management, administration, distribution and related services to the Franklin Templeton Funds, managed accounts and other investment products.

     FRI is the direct parent entity to FAV (see further description below).

     FAV: Franklin Advisers, Inc.

     One Franklin Parkway

     San Mateo, CA  94403 1906

     An investment adviser registered with the SEC and investment manager or sub adviser to a number of U.S. registered open end and closed end investment companies in the Franklin Templeton Group of Funds, non U.S. investment funds and private client accounts.

CUSIP NO.       382410843                                 13D                                 Page 11 of 12

 LIMITED POWER OF ATTORNEY

FOR SECTION 13 AND 16 REPORTING OBLIGATIONS

             Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Alison E. Baur, Steven J. Gray, Beth McAuley O’Malley, Thomas C. Merchant, Kimberly H. Novotny, Virginia E. Rosas, Navid J. Tofigh and Lori A. Weber each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

      1. prepare, execute, acknowledge, deliver and file Forms ID, Schedules 13D and 13G, and Forms 3, 4 and 5 (including any amendments thereto and any related documentation) with the United States Securities and Exchange Commission and any national securities exchanges relating to Franklin Resources, Inc. (“FRI”) and/or any registered closed-end company to which an affiliate of FRI is an investment adviser (each, a “Reporting Entity”), as considered necessary or advisable under Regulation S-T and Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

      2. seek or obtain, as the undersigned’s representative and on the undersigned’s behalf, information on transactions in the securities of any Reporting Entity from any person, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

      3. perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

      The undersigned acknowledges that:

      1. this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

      2. any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

      3. none of FRI, any Reporting Entity nor any of such attorneys-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and

      4. this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation, the reporting requirements under Section 16 of the Exchange Act.

      The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney, and indemnifies each of the foregoing attorneys-in-fact against any loss of any nature whatsoever arising in connection therewith.

      This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

      IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 16th day of August, 2021.

                                                                                                                                                                        /s/CHARLES B. JOHNSON

                                                                                                                                                                        Signature

                                                                                                                                                                        Charles B. Johnson

                                                                                                                                                                         Print Name

             CUSIP NO.   382410843                         13D                                    Page 12 of 12

LIMITED POWER OF ATTORNEY

FOR SECTION 13 AND 16 REPORTING OBLIGATIONS

      Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Alison E. Baur, Steven J. Gray, Beth McAuley O’Malley, Thomas C. Merchant, Kimberly H. Novotny, Virginia E. Rosas, Navid J. Tofigh and Lori A. Weber each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

      1. prepare, execute, acknowledge, deliver and file Forms ID, Schedules 13D and 13G, and Forms 3, 4 and 5 (including any amendments thereto and any related documentation) with the United States Securities and Exchange Commission and any national securities exchanges relating to Franklin Resources, Inc. (“FRI”) and/or any registered closed-end company to which an affiliate of FRI is an investment adviser (each, a “Reporting Entity”), as considered necessary or advisable under Regulation S-T and Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

      2. seek or obtain, as the undersigned’s representative and on the undersigned’s behalf, information on transactions in the securities of any Reporting Entity from any person, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

      3. perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

      The undersigned acknowledges that:

      1. this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

      2. any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

      3. none of FRI, any Reporting Entity nor any of such attorneys-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and

      4. this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation, the reporting requirements under Section 16 of the Exchange Act.

      The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney, and indemnifies each of the foregoing attorneys-in-fact against any loss of any nature whatsoever arising in connection therewith.

      This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

      IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 16th day of August, 2021.

                                                                                                                                                                /s/RUPERT H. JOHNSON, JR.

                                                                                                                                                                Signature

                                                                                                                                                                Rupert H. Johnson, Jr.

                                                                                                                                                                Print Name